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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 23 July 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc

To: Company Announcements Office
The London Stock Exchange
Old Broad Street
London EC2N 1HP
United Kingdom

Company Announcements Office
The Australian Stock Exchange
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

cc: New York Stock Exchange Swiss Stock Exchange New Zealand Stock Exchange Johannesburg Stock Exchange Euronext Paris Deutsche Bank

Date: 23 July 2003

For Release: Immediately

Contact: Elizabeth Hobley, Deputy Secretary, BHP Billiton Plc

Direct Tel: + 44 (0)20 7802 4054

Notification of Major Interests in Shares

BHP Billiton Plc received the following notification yesterday in a letter from Barclays PLC dated 21 July 2003.

Letter to BHP Billiton Plc:

"Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 16 July 2003 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.12%.

Details of the interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed."

LEGAL ENTITY REPORT

BHP BILLITON PLC		SEDOL : 0056650

As at 16 July 2003 Barclays PLC, through the legal entities listed below, had a notifiable interest in 76,992,116 ORD USD0.50 representing 3.12% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held

Barclays Private Bank Ltd	2,010	0.0001
Barclays Global Investors, N.A.	28,587,357	1.1583
Barclays Global Investors Japan Trust &	3,021,105	0.1224
Barclays Global Investors Japan	54,021	0.0022
Barclays Nikko Global Investors Ltd	885,084	0.0359
Barclays Global Investors Australia Ltd	707,150	0.0287
Barclays Global Fund Advisors	687,154	0.0278
Barclays Bank Trust Company Ltd	4,529	0.0002
Barclays Life Assurance Co Ltd	4,934,462	0.1999
Barclays Global Investors Ltd	37,350,579	1.5133
Barclays Capital Securities Ltd	758,665	0.0307

Group Holding	76,992,116	3.1195

REGISTERED HOLDERS REPORT

BHP BILLITON PLC		SEDOL: 0056650

As at 16 July 2003 Barclays PLC, through the registered holders listed below, had a notifiable interest in 76,992,116 ORD USD0.50 representing 3.12% of the issued share capital of 2,468,147,002 units.

Registered Holder	Account Designation	Holding
ALMIXFTTL-18408-CHASE MANHATTA	ALMIXFTT	357,250
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	13,875,076
Bank of Ireland	BNX009IE	676,471
BARCLAYS CAPITAL NOMINEES LIMI		758,665
Barclays Global Investors Japa	BTS026IE	28,568
Barclays Trust Co & Others		4,529
BLEEQTTTL-17011-CHASE MANHATTA	BLEEQTTT	38,896
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	119,046
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	446,027
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	914,687
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	715,141
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	2,257,751
BLINTNUKQ-Z1AJ-dummy	BLINTNUK	162,019
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	280,895
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	21,902,527
Registered Holder	Account Designation	Holding
BOSTON SAFE DEPOSIT AND TRUST	591668	558,865
CHASE MANHATTAN BANK	500227	11,577,970
CHASE MANHATTAN BANK	502872	4,325,757
CHASE MANHATTAN BANK	508068	1,272,292
CHASE MANHATTAN BANK	527191	3,836,034
CHASE MANHATTAN BANK	536747	813,147
CHASE MANHATTAN BANK	552942	826,068
Chase Manhattan Bank	585439	35,253
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	1,215,726
CITIBANK, N.A. (United States)	597367	253,156
INVESTORS BANK AND TRUST CO.	428169	237,458
INVESTORS BANK AND TRUST CO.	519891	10,837
INVESTORS BANK AND TRUST CO.	519909	44,433
INVESTORS BANK AND TRUST CO.	519917	7,452
INVESTORS BANK AND TRUST CO.	519925	6,247
INVESTORS BANK AND TRUST CO.	555879	46,962
INVESTORS BANK AND TRUST CO.	573039	268,718
INVESTORS BANK AND TRUST CO.	583293	1,217,513
INVESTORS BANK AND TRUST CO.	588888	24,512
INVESTORS BANK AND TRUST CO.	590421	64,616
INVESTORS BANK AND TRUST CO.	595966	595,742
INVESTORS BANK AND TRUST CO.	598856	33,874
INVESTORS BANK AND TRUST CO.	911140	65,047
JPMORGAN CHASE BANK	540186	257,109
JPMORGAN CHASE BANK	555465	450,041
JPMORGAN CHASE BANK	599123	71,289
JPMorgan Chase Bank	BTC034IE	31,939
JPMorgan Chase Bank	BTC045IE	280,083
JPMorgan Chase Bank	BTGF01IE	124,526
JPMorgan Chase Bank	BTGF04IE	331,922
JPMorgan Chase Bank	BTGF05IE	192,025
JPMorgan Chase Bank	BTGF07IE	55,587
JPMorgan Chase Bank	BTK001IE	296,122
JPMorgan Chase Bank	BTS004IE	267,478
JPMorgan Chase Bank	BTS005IE	45,284
JPMorgan Chase Bank	BTS011IE	103,945
JPMorgan Chase Bank	BTS015IE	39,156
JPMorgan Chase Bank	BTS018IE	7,222
JPMorgan Chase Bank	BTS019IE	12,362
JPMorgan Chase Bank	BTS024IE	27,268
JPMorgan Chase Bank	BTS028IE	1,071,025
JPMorgan Chase Bank	BTS031IE	8,538
JPMorgan Chase Bank	BTS033IE	23,872
JPMorgan Chase Bank	BTS036IE	74,183
Mitsubishi Trust International	BNN018IE	12,499
Mitsubishi Trust International	BNN024IE	9,900
Mitsubishi Trust International	BNN033IE	14,775
Mitsubishi Trust International	BNN046IE	35,927
NORTHERN TRUST BANK - BGI SEPA	581610	234,815
NORTHERN TRUST BANK - BGI SEPA	584069	138,785
State Street	BNN005IE	1,737
State Street	BNN032IE	26,811
State Street	BNX012IE	45,988
State Street	BNX019IE	54,021
Registered Holder	Account Designation	Holding
State Street	BNX021IE	1,577
STATE STREET BANK AND TRUST - US	713101	2,498,180
Sumitomo TB	BNN029IE	16,143
Sumitomo TB	BNN031IE	9,917
Sumitomo TB	BNN036IE	11,531
Sumitomo TB	BN052IE	21,808
UBS Limited	583996	209,489
ZEBAN NOMINEES LIMITED		2,010

	Total	76,992,116

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 July 2003